FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV dated January 19, 2005, regarding decisions adopted by the Board of Directors on January 19, 2005.

2.	Translation of a letter to CONASEV dated January 21, 2005, regarding the result of the of 31st Issue, of the Second Program of Telefónica del Peru’s Commercial Papers made on January 20th, 2005.

3.	Translation of a letter to CONASEV dated February 9, 2005, regarding the decisions adopted at the Board of Directors’ Meeting.

4.	Translation of the Quarterly Results (October-December 2004) of Telefónica del Perú S.A.A. and subsidiaries.

Item 1

TRANSLATION

Lima, January 19, 2005

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs that on the Board of Directors held today the following decisions were adopted:

•	Acceptance of the resignation of Mr. Vicente Murcia Navarro, Spanish, identified with carne de extranjería No. N-85232, as Gerente Central de Red and assigned Mr. Manuel Plaza Martín, Spanish, identified with carne de extranjería No. N-85231 in such position.

•	Acceptance of the payment to be made on the capital stock of its subsidiary Telefonica Servicios Integrados S.A.C. as of S/. 4 000, 000.

Finally, we inform you the today has been installed the Appointments, Retributions and Good Management Committee which assigned Mr. Afonso Ferrari Herrero as its President.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Item 2

TRANSLATION

January 21, 2005

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of 31ST Issue, of the Second Program of Telefónica del Peru’s Commercial Papers made on January 20th, 2005:

Serial	:	A

Amount	:	S/. 35 000 000

Date of Auction:	:	January 20, 2005

Date of Issue	:	January 21, 2005

Date of Redemption	:	January 16, 2006

Maturity	:	360 days

Yield	:	4.4222%

Price	:	95.7651% nominal value

At the same time, we inform that within the 31st issue there is a remaining balance of S/. 85 000 000,00 (eighty five million Nuevos Soles).

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

Item 3

TRANSLATION

February 9, 2005

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

Pursuant to the Peruvian Capital Markets Law and regarding Key Events, Private Information and Other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs that on February 9th, 2005, the Board of Directors adopted the following decisions which are considered key events:

•	Presentation of the consolidated and non-consolidated financial statements of the forth quarter of the year 2004 as well as the preliminary annual accounts (which will be duly registered through the MVNet system), and ordered its register with the Comisión Nacional Supervisora de Empresas y Valores – CONASEV -, the Lima Stock Exchange and other stock market institutions that may be concerned.

Enclosed please find the Managing Report regarding the consolidated financial statements.

•	Delegation of faculties to the President, Chief Executive Officer and the Legal Council so that any one of them, can fix the date, place and time of the Annual Shareholders Meeting, on first, second and third call; fix the respective dates of register; fix the agenda of such meeting; order pursuant to law the publication of the respective notices, state the motions and, in general, adopt the necessary measures for the normal development of the meeting.

On the other hand, we inform you that today the General Shareholders Meeting of Antena 3 Producciones S.A. decided the modification of the social denomination to Media Networks Perú S.A.C. Enclosed herewith the information of the Group.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

Item 4

Quarterly Results

Telefónica del Perú S.A.A. and subsidiaries

October – December 2004

Significant Events

A summary containing the most significant events since October 2004 is presented below:

1.	Board of Directors approvals:

October 20, 2004 Board:

•	Approved the individual and consolidated financial statements of the company corresponding to the third quarter of 2004 and decided for their filing with the Comisión Nacional Supervisora de Empresas y Valores, the Lima Stock Exchange and other relevant institutions of the stock market.

•	Accepted the motions presented by the President of the Board on September 30, following the execution of the faculties granted to him, motions that were presented to the General Shareholders’ Meeting on November 8.

November 24, 2004:

•	Reformulated the Executive Committee of the Board, which will be composed now by Antonio Carlos Valente, whom will preside it, Javier Nadal, Juan Revilla, José María Alvarez-Pallete and José Antonio Colomer.

December 15, 2004:

•	Approved the new structure of the Company:

i.	Dissolution of the Central Management of Regulation and Strategic Planning;

ii.	The Management of Communication will become a Central Management and been appointed for such position Mr. Carlos Oviedo;

iii.	Dissolution of the Head of the Presidency’s Cabinet position under Mario Coronado responsibility., to be appointed Manager of Corporate Marketing and Corporate Social Responsibility;

iv.	Modification to the functional dependency of the Management of Purchases, which will now depend from the Central Management of Control.

2.	Appointments and Resignations:

•	The resignation of Mr. Javier Nadal to the position of President of the Board was accepted, Mr. Nada will continue as member of the Board of Telefónica del Perú S.A.A..

•	The resignation of Mr. Eduardo Caride to the position of Director of the Board was accepted and Mr. Antonio Carlos Valente was appointed as his replacement. Mr. Valente was also appointed as President of the Board.

•	The resignation of Mr. Antonio Villa to the position of Chief Financial Officer was accepted and Mr. Fermín Álvarez was appointed as his replacement.

•	The resignation of Mr. Jorge Melo-Vega to the positions of Central Manager of Regulation and Strategic Planning and Alternate Director of the Board was accepted.

3.	General Shareholders’ Meeting on November 08:

•	Approved the capitalization of the accumulated monetary correction as of December 31, 2002, increasing the capital in the amount of S/. 1,173,603,880.30, totalizing S/. 2,895,568,297.30. Said capital increase will be effective through a higher face value of the shares from S/. 1.00 to S/. 1.68154943778957, keeping unchanged the number of shares representative of the equity as well as the participation of the shareholders.

•

Approved the equity reduction of S/. 743,112,776.05, which will be effective with the reduction of the face value of the shares in S/. 0.43154943789573 per share, being S/. 1.25 the ended face value, keeping unchanged the number of shares representative of the equity. The amount of the equity reduction will be used to reimburse the contributions of the shareholders, pro rata to their participation in the capital stock, in the amount of S/.

0.435968977782321 per share. The date of registration and modification of the face value of the shares of Telefónica del Perú S.A.A. was set on December 30, 2004, as well as the date of registration for the reimbursement of the contributions to the shareholders, which will be effective on December 31, 2004.

•	As a consequence of the resolutions taken, the General Shareholders’ Meeting approved the modification of the article 5 of the Company’s Bylaws with regards to the amount of the equity.

4.	On November 24, rating agency Moody’s downgraded the rating of the certificates issued by Telefónica del Perú Grantor Trust in December 1998 from Baa3 to Ba2, and kept them under review. The balance of such certificates at the time totaled US$ 35.3 million and corresponds to a securitization operation of the accounts receivable of the international long distance business. The downgrade in the rating of the certificates was conducted on the equity of the trusteeship and not on the corporate rating of Telefónica del Perú, which was upward revised from BB- to BB by Fitch Ratings on November 19, 2004.

5.	On December 01, 2004, Telefónica del Perú S.A.A. acquired from Antena 3 de Televisión S.A. and Antena 3 Perú S.A. shares representative corresponding the 99,9% of Antena 3 Producciones S.A equity (US$ 3,8 million). Therefore, Antena 3 Producciones S.A. is incorporated in the Telefónica Economic Group.

Item 4

TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES

Management discussion and analysis of the consolidated results for the fourth quarter and twelve months ended on December 31, 2004

I It is recommended that the reading of this report be made along with the corresponding financial statements and their notes that have been presented simultaneously, since they form an integral part of this document and contain complementary information.

Economic Environment

The Gross Domestic Product (GDP) during 4Q04 could have grown around 6%. Thus, the GDP increase could have been around 5% in 2004, accumulating 14 consecutive of quarters growth. As in previous quarters, exports were the most active component due to the favorable international environment. Worth mentioning among exports are the higher revenues from traditional products (mining, fish flour) and non-traditional (textile, agribusiness). On a sector basis, the performance of the non-primary sectors is outstanding, specially manufacturing. Among the primary sectors, the most dynamics were fishing and hydrocarbon, since the beginning of the Camisea gas project last June.

The inflation rate registered in 4Q04 was 0.25%, a similar rate compared to the previous quarter. With this result, the accumulated inflation for the last 12 months dropped from 4.03% in September to 3.48% in December. Therefore, the consumer price index closed the year 2004 with the highest value of the last 4 years, but within the objective range of the Central Bank (1.5%-2.5%). During the year, several inflationary pressures were present due to important demand shocks: the drought that affected the prices of agricultural products and the increase in the international oil price. The appreciation of the Peruvian currency helped the achievement of the inflationary targets in 2004.

During 4Q04, the local currency continued its appreciation trend by 1.8%. The exchange rate year end was S/. 3.283 per dollar, which represented a 5.2% appreciation. The strength of the external accounts (commercial surplus and current account almost balanced) along with the gradual process of de-dollarization and the global trend of the dollar to depreciate itself were the main factors that explained this appreciatory trend. The Central Bank stepped up purchase of US currency about US$ 1,000 million just in the 4Q04 and accumulated purchases of US$ 2,340 million during the year (this amount is about the total value of the commercial surplus in 2004). According to some analysts, without these purchases the appreciation of the Nuevo Sol could have been higher. The purchases of the Central Bank increased the Net National Reserves to a record level of US$ 12,631 million (15 months of imports) by the end of 2004.

In November, rating agency Fitch upgraded the rating for the long-term sovereign debt in foreign currency from BB- to BB, which now stands within two levels of investment grade. The change was sustained on the decreasing trend of the fiscal deficit and the economic growth. In June, Standard & Poor’s (S&P) upgraded the Peruvian sovereign rating by one level to BB. Both rating agencies assign the category of “stable” to the outlook of the Peruvian Economy. Favored by the regional trend and the good news coming from Fitch and S&P, the country risk spread achieved low historical levels in December.

Item 4

Operating revenues

During 2004, the operating revenues have been strongly affected by the regulatory environment changes which increased the productivity factor and established new Conditions of Usage and a competitive environment more aggressive and complex. In local telephony, the main competitors are Telmex and Americatel, with a segmentation strategy mainly oriented to corporate sector (both small and medium enterprises), while in the businesses of long distance and public telephony, the competition, with strong price reductions, has focused on the marketing of prepaid cards, mainly for long distance calls. The main competitors in the prepaid cards market are Americatel, IDT and Telmex, among others. In public telephony, besides the competition of prepaid cards, there was an important growth of the plant in service of other operators.

Operating revenues for 4Q04 reached S/. 869 million, showing a 4.6% reduction regarding 4T03, mainly due to the lower revenues from the businesses of Local Telephony (-6.2%), Public and Rural Telephony (-9.0%), Long Distance (-10.5%) and Cable Television (-4.2%), which were not compensated by the increase in revenues of Business Communications (14.0%).

Meanwhile, operating revenues for 12M04 reached S/. 3,459 million, 4.3% lower than the ones recorded in the 12M03, due to lower revenues in Local Telephony (-7.6%), Long Distance (-15.7%) and Public and Rural Telephony (-8.0%), partially offset by higher revenues in Business Communications (30.8%), Cable TV (0.9%) and Other Operating Revenues (2.4%)

Revenues for Local Telephony totaled S/. 371 million in 4Q04, presenting a 6.2% reduction compared with 4Q03. Despite the fact that the plant in service grew 9.4%, revenues fell mainly because of the application of the new productivity factor (10.07% per annum is the new factor since September 1st. ) and by the new Conditions of Usage established by Osiptel which impacted on the revenues of monthly fee and local measured service from May 2004 on. On the other hand, revenues for 12M04 showed a 7.6% reduction compared to 12M03, totaling S/. 1,485 million. Additionally to the aforementioned reasons, this reduction is also explained by the reduction of Internet billed traffic due to the increase of Broadband clients and the trend of fixed-to-mobile traffic substitution. By the end of 2004, the plant in service reached 2,025,534 lines which reflects the efforts developed by the Company to increase the penetration in lower-income population segments with the availability of prepaid or consumption limit services. Therefore, during the year, more than 400 thousand new clients accessed to these services.

The revenues for Public and Rural Telephony totaled S/. 165 million in 4Q04, representing a 9.0% reduction regarding 4Q03, while in 12M04 totaled S/. 677 million, 8.0% lower than those of 12M03. This behavior is mainly explained by the reduction in the revenues from domestic long distance – resulting from the increasing migration from the use of coins toward cards and the expansion of the prepaid fixed telephony -, as well as the reduction in the average local traffic per public telephone as a consequence of the increase of the plant of mobile telephony. Moreover, the revenues were negatively impacted by the change established by the regulator for calls to rural telephones since January.

Long Distance revenues during 4Q04 dropped 10.5% compared to 4Q03, totaling S/. 80 million, while revenues for 12M04 reached S/. 318 million, 15.7% lower than in 12M03. This evolution is basically explained by a highly competitive environment with strong tariff reductions mainly in the prepaid cards market. Therefore, the total traffic of long distance minutes increased 12,7% during the year 2004, while the participation of prepaid cards (Hola Perú and 147) increased to 45.9% of recorded traffic, 13.6 percentage points higher than the previous year, which was detrimental do the long distance direct calls.

Revenues for Business Communications showed a 14.0% increase, going from S/. 80 million in 4Q03 to S/. 91 million in 4Q04, while they totaled S/. 312 million in 12M04, 30.8% higher than those registered in 12M03. The higher revenues are mainly explained by the growth shown by the Broadband market where ADSL lines increased from 66,403 in 12M03 to 185,516 in 12M04, a 179.4% increased.

It is worth noting that the Company continues with the expansion of the broadband (ADSL and Cablenet) nationwide, which represents strong investments; therefore, the total number of lines in service showed a significant growth, going from 91 thousand in 12M03 to 205 thousand in 12M04, a 126.5% increased.

Item 4

Cable Television revenues totaled S/. 85 million in 4Q04, which represents a 4.2% decrease compared to 4Q03, and totaled S/. 339 million in 12M04, a 0.9% increase compared to 12M03. The number of subscriptions totaled 389,174 as of December 31, 2004, a 7.2% year-over-year increase.

Operating expenses

In light of the negative evolution of the revenues, the Company is committed to reduce its cost base and to look for increasing efficiency. Therefore, operating expenses totaled S/. 569 million in 4Q04, which represents a 21.1% decrease in relation to the S/. 721 million of 4Q03, mainly due to the reduction of the Management Fee in S/. 78 million. Additionally, there have been lower expenses of S/. 60 million in provisions for bad debt – mainly due to the increase of the prepaid plant -, S/. 26 million in general and administrative expenses.

The accumulated operating expenses for 12M04 dropped S/. 321 million, a drop of 10.9% compared to 12M03, totaling S/. 2,610 million.

Additionally, it is worth noting the reduction of S/. 40 million in personnel expenses, a 9,5% reduction, due to the reduction in the headcount of Telefónica del Perú S.A.A in light of the Voluntary Early Retirement Program announced in October, which will continue until March 31, 2005. Thus, the number of employees dropped by 5% going from 3316 in 4Q03 to 3153 employees in 4Q04.

EBITDA

The EBITDA (Earnings before interest, taxes, depreciation and amortization) reached S/. 568 million, a 26.5% increased compared to 4Q03, as a result of lower management fee expenses and provisions. Excluding both effects, the EBITDA would dropped by 4,1% which means that lower revenues could not be offset by lower expenses in 4Q04.

Likewise, the accumulated EBITDA increased by 7.7% in 12M04 compared to 12M03. Excluding the lower management fee and provisions expenses, the EBITDA would have dropped by 5,3%.

Non-operating Result

The non-operating loss increased S/. 167 million, going from a loss of S/. 133 million in 4Q03 to a loss of S/. 301 million in 4Q04. This evolution is mainly explained by the introduction of the Voluntary Early Retirement Program which totaled S/. 82 million, as well as the expenses recorded with the collections or attempts to collect from certain municipalities through seizures, among other contingencies. Additionally, there was the negative effect of the monetary correction (REI) that amounted to S/. 26 million in 4Q04 compared to the gain of S/. 18 million in 4Q03. These results were partially offset by the net financial expenses which showed a decrease of S/. 9 million.

In 12M04, the non-operating result increased S/. 82 million regarding 12M03, going from a loss of S/. 401 million in 12M03 to a loss of S/. 319 million in 12M04 due to the higher level of REI registered during the year and the lower financial expenses.

Net result

The net loss increased from S/. 38 million in 4Q03 to S/. 222 million in 4Q04 as a result of the higher non-operating loss. The net profit grew from S/. 23 million in 12M03 to S/. 51 million in 12M04, mainly explained by the lower expenses related with the Management Fee, and the positive effect of the monetary correction (REI).

Item 4

Consolidated Balance Sheet

The liquidity levels of the Company – measured by the current assets over current liabilities ratio – decreased from 0.81 in 3Q04 to 0.44 in 4Q04, as a consequence of the lower cash levels and the increase in the short-term debt and other accounts payable by the Company.

During 4Q04, there was an increase of the “debt over debt plus equity” ratio, going from 28.8% in 3Q04 to 38.5% in 4Q04, because of the effect of both the increase of debt levels and the reduction of the equity. Additionally, an improvement in the “interest coverage” ratio – EBITDA over net interests – was recorded, which increased from 14.6 in 4Q03 to 26.5 in 4Q04, as a result of a 30.0% reduction in the net financial expenses. Moreover, year over year, an increase in the “interest coverage” ratio was recorded, going from 15.3 in 12M03 to 19.0 in 12M04. On the other hand, the “debt coverage” ratio – debt over EBITDA – was 0.9 in 12M04 compared to the 1.1 recorded in 12M03.

TABLE 1

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS IN ADJUSTED SOLES (000) AS OF SEPTEMBER 30, 2004 1/

(Prepared In Accordance With Peruvian GAAP)

	4Q03		4Q04		Abs. Var. 4Q04-4Q03	% Var. 4Q04-4Q03	12M03		12M04		Var. Abs. 12M04-12M03	Var. % 12M04-12M03
		%		%		%		%		%		%
Local Telephone Service	394,919	43.3	370,553	42.6	(24,366)	(6.2)	1,607,148	44.4	1,485,202	42.9	(121,946)	(7.6)
Long Distance	89,212	9.8	79,873	9.2	(9,339)	(10.5)	377,863	10.4	318,409	9.2	(59,454)	(15.7)
Public Telephones	180,831	19.8	164,632	18.9	(16,199)	(9.0)	736,650	20.4	677,378	19.6	(59,272)	(8.0)
Cable TV	89,254	9.8	85,470	9.8	(3,784)	(4.2)	335,683	9.3	338,582	9.8	2,899	0.9
Business Communications	80,121	8.8	91,361	10.5	11,240	14.0	238,253	6.6	311,699	9.0	73,446	30.8
Other	77,134	8.5	77,265	8.9	131	0.2	320,443	8.9	328,025	9.5	7,582	2.4
Total Operating Revenues	911,471	100.0	869,154	100.0	(42,317)	(4.6)	3,616,040	100.0	3,459,295	100.0	(156,745)	(4.3)

Personnel	101,677	11.2	97,827	11.3	(3,850)	(3.8)	423,911	11.7	383,739	11.1	(40,172)	(9.5)
General and Administrative	245,249	26.9	219,243	25.2	(26,006)	(10.6)	997,740	27.6	957,824	27.7	(39,916)	(4.0)
Depreciation	259,070	28.4	268,260	30.9	9,190	3.5	1,051,720	29.1	1,020,765	29.5	(30,955)	(2.9)
Technology Transfer and Management Fees	78,061	8.6	—	—	(78,061)	(100.0)	309,905	8.6	157,843	4.6	(152,062)	(49.1)
Materials and Supplies	18,922	2.1	20,760	2.4	1,838	9.7	63,515	1.8	69,692	2.0	6,177	9.7
Provisions	32,039	3.5	(27,558)	(3.2)	(59,597)	(186.0)	131,632	3.6	58,845	1.7	(72,787)	(55.3)
Own Work Capitalized	(13,772)	(1.5)	(9,537)	(1.1)	4,235	(30.8)	(47,311)	(1.3)	(38,293)	(1.1)	9,018	(19.1)
Total Operating Costs and Expenses	721,246	79.1	568,995	65.5	(152,251)	(21.1)	2,931,112	81.1	2,610,415	75.5	(320,697)	(10.9)

Operating Income	190,225	20.9	300,159	34.5	109,934	57.8	684,928	18.9	848,880	24.5	163,952	23.9

EBITDA	449,295	49.3	568,419	65.4	119,124	26.5	1,736,648	48.0	1,869,645	54.0	132,997	7.7

Other Income (Expenses)
Interest Income	8,032	0.9	9,561	1.1	1,529	19.0	32,284	0.9	24,472	0.7	(7,812)	(24.2)
Interest Expenses	(38,713)	(4.2)	(31,049)	(3.6)	7,664	(19.8)	(145,570)	(4.0)	(123,058)	(3.6)	22,512	(15.5)
Others Net	(120,372)	(13.2)	(252,942)	(29.1)	(132,570)	110.1	(295,092)	(8.2)	(298,848)	(8.6)	(3,756)	1.3
Inflation Gain (Loss)	17,626	1.9	(26,235)	(3.0)	(43,861)	(248.8)	7,146	0.2	78,689	2.3	71,543	1,001.2
Total Other Income (Expenses)	(133,427)	(14.6)	(300,665)	(34.6)	(167,238)	125.3	(401,231)	(11.1)	(318,745)	(9.2)	82,486	(20.6)

Early Retirement Expense	—	—	(207)	(0.0)	(207)	—	—	—	—	—	—	—

Income Before Taxes and Participations	56,798	6.2	(506)	(0.1)	(57,304)	(100.9)	283,697	7.8	530,135	15.3	246,438	86.9

Workers’ Participation	(25,832)	(2.8)	(59,071)	(6.8)	(33,239)	128.7	(69,868)	(1.9)	(128,309)	(3.7)	(58,441)	83.6
Income Tax	(69,118)	(7.6)	(162,918)	(18.7)	(93,800)	135.7	(190,807)	(5.3)	(350,922)	(10.1)	(160,115)	83.9

Net Income	(38,152)	(4.2)	(222,495)	(25.6)	(184,343)	483.2	23,021	0.6	50,904	1.5	27,883	121.1

1/	Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 2

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET IN ADJUSTED SOLES (000) AS OF SEPTEMBER 30, 2004 (1)

(End of Period Figures)

ASSETS	4QT04	3Q04	2Q04	1Q04	4Q03

CURRENT ASSETS
Cash and cash equivalents	63,332	352,221	255,251	123,853	52,457
Negociable securities	37,325	45,388	39,512	53,559	48,622
Accounts and notes receivable - net	569,592	547,559	576,373	624,589	664,226
Other accounts receivable	188,230	214,044	223,639	230,737	373,937
Materials and supplies	37,558	37,487	37,176	35,575	29,370
Prepaid taxes and expenses	41,307	48,029	47,470	39,454	71,376
Total current assets	1,032,549	1,329,255	1,263,948	1,192,294	1,324,515

LONG-TERM INVESTMENTS	0	8,593	7,962	7,126	6,266

PROPERTY, PLANT AND EQUIPMENT	15,473,120	15,195,811	15,073,072	15,067,236	15,020,794

Accumulated depreciation	(9,579,437)	(9,342,531)	(9,111,535)	(8,890,955)	(8,660,939)

Write-off Provision	(79,192)	(65,355)	(65,355)	(65,355)	(65,355)

	5,814,491	5,787,925	5,896,182	6,110,926	6,294,500

OTHER ASSETS, net	225,141	225,141	245,176	215,905	236,321

TOTAL ASSETS	7,081,378	7,350,914	7,413,268	7,526,251	7,861,602

LIABILITIES AND SHAREHOLDERS’ EQUITY	4Q04	3Q04	2Q04	1Q04	4Q03

CURRENT LIABILITIES
Overdrafts	5,347	368	5,911	4,213	23,087
Accounts payable and accrued liabilities	478,260	355,479	364,366	425,234	477,535
Other accounts payable	1,051,875	775,682	817,244	768,086	910,632
Provision for severance indemnities	4,120	2,374	3,000	3,077	2,779
Bank Loans	201,500	110,000	120,114	212,249	148,538
Current maturities of long-term debt	90,211	120,395	122,280	85,455	89,702
Current maturities of bonds	398,496	234,519	244,237	162,252	27,541
Commercial Papers	95,000	51,500	50,788	114,862	265,254
Total current liabilities	2,324,809	1,650,317	1,727,940	1,775,428	1,945,068

LONG-TERM DEBT	335,144	235,276	252,010	310,461	329,736

BONDS	582,522	746,561	746,976	783,994	952,724

GUARANTY DEPOSITS	102,475	104,203	102,398	105,576	109,333

DEFERRED EARNINGS	1,009,042	918,020	937,395	985,860	1,061,405

SHAREHOLDERS’ EQUITY
Capital stock	2,355,086	3,098,199	3,098,199	3,098,199	3,098,199
Treasury stock	(21,896)	-21,896	0	0	0
Legal reserve	372,365	372,365	372,365	372,365	369,957
Retained earnings	21,831	247,869	175,985	94,368	(4,820)

TOTAL SHAREHOLDERS’ EQUITY	2,727,386	3,696,537	3,646,549	3,564,932	3,463,336

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,081,378	7,350,914	7,413,268	7,526,251	7,861,602

(1)	Data is adjusted according to the WPI published by the National Statistics Institute

TABLE 3

TELEFONICA DEL PERU S.A.A. AND SUBSIDIARIES

Statistical Data, End of Period Figures

	4Q03	1Q04	2Q04	3Q04	4Q04	Var. Abs. 4Q04-4Q03	4Q04/ 4T03
Fixed-Wire Telephone Service: Local+Long Distance
Lines Installed	2,145,345	2,178,845	2,197,489	2,260,831	2,307,247	161,902	7.5
Profits (losses) in Lines in Service, net	49,052	33,536	42,988	46,990	50,462	1,410	2.9
Lines in Service Including Public Telephones (1)	1,963,554	1,998,141	2,043,885	2,095,838	2,150,827	187,273	9.5

Local Traffic - Minutes (000) (2)	1,446,274	1,395,796	1,341,295	1,302,021	1,294,169	(152,105)	(10.5)
Long Distance - Minutes (000) (3)	241,167	240,638	239,532	235,797	252,848	11,681	4.8

Number of Employees (Telefónica del Perú and Subsidiaries)	4,920	5,198	5,128	5,227	5,179	259	5.3
Number of Employees (Telefónica del Perú)	3,316	3,335	3,325	3,328	3,153	(163)	(4.9)
Lines in Service per Employee (Telefónica del Perú)	592	599	615	630	682	90	15.2
Digitalization Rate (%)	96	96	96	96	97	0	0.3
Lines in Service per 100 inhabitants	7.2	7.3	7.5	7.6	7.8	1	8.7

PUBLIC TELEPHONES
Lines in Service (4)	115,614	116,694	119,448	124,499	129,353	13,739	11.9

BROAD BAND
Lines in Service (5)	90,689	107,246	134,925	166,228	205,425	114,736	126.5

CABLE TV
Subscribers	363,088	369,741	373,203	383,260	389,174	26,086	7.2

(1)	Excluding Cellular Public Phones, Publifón and rurals
(2)	Including traffic F2F billing (voice and internet), F2F anf F2M
(3)	Excluding Prepaid cards, including packed minutes plans.
(4)	Including Cellular and fixed public phones and Rural fixed and cellular public phones (do not include Publifon).
(5)	Including broad band and Cablenet.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: February 25, 2005	By:	/s/ Julia María Valentin
	Name:	Julia María Valentin
	Title:	General Counsel